[Paul Hastings Janofsky and Walker LLP]

CharterMac

625 Madison Avenue

New York, New York 10022

(212) 317-5700

November 14, 2006

VIA EDGAR CORRESPONDENCE

Office of EDGAR and Information Analysis

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	CharterMac (0001043325) Improper Filing of Form S-3 ASR with Submission Header Code S-3 on 11/13/2006 (SEC File No. 333-138656)

Dear Sir or Madam:

We are counsel to CharterMac (the “Company”). On November 13, 2006, our filing agent erroneously filed a Form S-3 ASR for the Company as a Form S-3 without the ASR submission coding header. The proper Form S-3 ASR was attached to the filing, but the submission coding header listed it as a Form S-3, rather than a Form S-3 ASR.

We spoke with Ms. Elaine Wolff of the Division of Corporate Finance this morning, and she said that to correct this error we should file a Form RW to withdraw the improper Form S-3 filing, and then file the Form S-3ASR with the proper ASR submission coding header.

We respectfully request that you withdraw the Form S-3 filed Monday, November 13, 2006, SEC Accession No. 0001116679-06-002599, 33 Act File Number 333-138656 from the EDGAR system.

Thank you for your attention to this matter.

Sincerely, /s/ Mark Schonberger